Exhibit 99.5

Barristers & Solicitors Bay Adelaide Centre 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7 Telephone: 416.979.2211 Facsimile: 416.979.1234 goodsman.ca

October 16, 2020

To: The United States Securities and Exchange Commission

Brookfield Asset Management Inc.

Brookfield Finance Inc. (together, the "Company")

We refer to the Company's registration statement on Form F-10 (File Nos. 333-249132 and 333-249132-01), filed September 29, 2020, and the Amendment No. 1 thereto, filed October 6, 2020, as the same may hereafter be amended or supplemented.

In connection with the Prospectus Supplement of the Company dated October 8, 2020 (the “Prospectus Supplement”), we consent to the reference to our firm’s name under the heading “Interests of Experts”, and consent to the use of our firm’s name and reference to our opinion under the heading “Certain Canadian Federal Income Tax Considerations”.

Yours truly,

/s/ Goodmans LLP